EXHIBIT 99.10

CONSENT OF EXPERT

I, Kenneth C. McNaughton, consent to the use of my name and references to my name in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2014 and (ii) Pretium Resources Inc.’s registration statements on Form F-10 (File No. 333-179726 and 333-197304) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Kenneth C. McNaughton

Kenneth C. McNaughton, M.A.Sc., P.Eng.